United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005

ANGIOTECH PHARMACEUTICALS, INC.
(exact name of registrant as specified in its charter)

1618 Station Street
Vancouver, British Columbia
Canada V6A 1B6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]     Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ]  No [X]

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“BSC”), today welcomed an article in the Journal of the American Medical Association (JAMA) on the TAXUS V clinical trial that found the TAXUS® Express2™ paclitaxel-eluting stent system significantly reduces the risk of artery re-narrowing nine months following angioplasty for patients with complex coronary artery lesions, compared to bare-metal stents.

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K and the attached press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

September 13, 2005

ANGIOTECH PHARMACEUTICALS, INC.

By:

/s/ David M. Hall

Name:

David M. Hall
Title:    Chief Financial Officer

Exhibit 1

JAMA ARTICLE SAYS TAXUS STENTS HALF AS LIKELY TO REQUIRE REINTERVENTION IN COMPLEX LESIONS

VANCOUVER, BC, September 13, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today welcomed an article in the Journal of the American Medical Association (JAMA) on the TAXUS V clinical trial that found the TAXUS® Express2™ paclitaxel-eluting stent system significantly reduces the risk of artery re-narrowing nine months following angioplasty for patients with complex coronary artery lesions, compared to bare-metal stents.  The results of the study were published in the September 14th edition of JAMA.

The study (TAXUS V) showed that compared with bare-metal stents, implantation of paclitaxel- eluting stents reduced the nine-month rate of target lesion revascularization (the need for a repeat procedure in the stented area) from 15.7 percent to 8.6 percent and target vessel revascularization from 17.3 percent to 12.1 percent.

“The TAXUS V trial investigated the use of paclitaxel-eluting stents in a patient population with more complex lesions than had been previously studied.  Angiographic restenosis and target vessel revascularization were significantly reduced in the entire cohort, as well as in those patients with complex disease,” the authors wrote.

“The JAMA article is yet another impressive chapter in the evolving story of BSC’s paclitaxel-eluting stent program, adding to the science of treating coronary artery disease in previously unstudied patients.  No other drug-eluting stent has been studied in such complex patients and lesions,” said Hank Kucheman, President of BSC’s Interventional Cardiology business.  “With the recent introduction of TAXUS® Liberté™ into Europe and other international markets, we begin the next chapter of this compelling story.  While The TAXUS Liberté stent system continues to feature the proven safety and efficacy of paclitaxel, it introduces the first next-generation drug-eluting stent in Liberté™, which dramatically raises the bar in terms of stent deliverability and flexibility.”

The study – which included the use of multiple stents as well as single stents – included 1,172 patients and was designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent in reducing restenosis in de novo lesions 10 – 46 mm in length and 2.25 – 4.0 mm in diameter.  It had a primary endpoint of nine-month target vessel revascularization.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354,

Email: wendyc@wagged.com

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